GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. [redacted]937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : [redacted]

Exemption No. 82-4962

02042732

SUPPL

02 JUL 22 AM10:36

20 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Changes in Director's interest for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/22

Exemption No. 82-4962

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Ownership transfer to GENTING/EDMS/KLSE on 19-07-2002 12:14:36 PM
Reference No GG-020719-748E4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

Particulars of director

*	Name	: **Dato' Baharuddin bin Musa**
*	Address	: **14 Lorong Gurney 54100 Kuala Lumpur**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-07-2002**	* **115,500**	

	Circumstances by reason of which change has occurred	: **Disposal**
	Nature of interest	: **Direct Interest**
	Consideration (if any)	:
	Total no of shares after change	:
	Direct (units)	: **0**
	Direct (%)	: **0**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **09-07-2002**

Remarks :
Dato' Baharuddin bin Musa is a director of a certain subsidiaries of Genting Berhad